Exhibit 99.2

DUBLIN, September 6, 2010

Elan Corporation, plc ("Elan") (NYSE: ELN) announced today that it obtained injunctive relief from the High Court in Dublin, Ireland against two dissident directors of the board, Vaughn Bryson and Jack Schuler (the “Defendants”).

Among other things, the Elan proceedings filed with the High Court in respect of which injunctions were granted alleged:

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Breaches of the provisions of a settlement agreement between Elan, the Defendants and Crabtree Partners LLC dated 8th June 2009 entered into when the Defendants joined Elan's board, under which, amongst other things, they agreed to comply with their fiduciary duties to Elan;

•	Breaches of Elan’s Code of Governance and other Governance documents;

•	That the Defendants were acting in Elan’s name without its authority, or purporting to act, or incur expense in the name of or on behalf of Elan, and

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That the Defendants were interfering with, prejudicing, or undermining an independent review currently being conducted by US attorneys McKenna, Long & Aldridge LLP (McKenna Long) and authorized by the Audit Committee of Elan’s Board of Directors into allegations made public by various dissidents.

In brief, Elan believes Messrs Bryson and Schuler, who joined the board pursuant to a settlement agreement in 2009, have embarked on a series of actions which, in Elan’s view, violate their fiduciary and contractual duties to Elan.  Furthermore, Messrs Bryson and Schuler threatened to commence litigation in the United States that would interfere with and derail McKenna Long’s ongoing independent review with a demand that they be given interim access to all McKenna Long investigation materials and that they be permitted at Elan’s expense to conduct their own, unauthorized review—even before McKenna Long has reported to the full Board of Directors on its review at Elan’s upcoming Board meeting on September 15 and 16, 2010.

With a suit threatened by Messrs. Schuler and Bryson, Elan had no alternative but to present the issues raised for determination by the proper Irish court.  Elan’s actions today are intended simply to protect the ongoing independent review previously authorized by the Audit Committee of Elan’s Board of Directors until the full Board can consider its results at next week’s Board meeting and consider whether any further action is necessary.

About Elan Corporation, plc

Elan Corporation, plc is a neuroscience-based biotechnology company focused on discovering and developing advanced therapies in neurodegeneration and autoimmune diseases, and realizing the potential of its scientific discoveries to benefit patients and shareholders. The company has two business units: BioNeurology, focused on Alzheimer's and Parkinson's diseases and multiple sclerosis;

and Elan Drug Technologies (EDT), a leading drug delivery business, which has over a dozen programs in late-stage development. Elan's marketed products include TYSABRI(R), a treatment for multiple sclerosis and Crohn's disease marketed in collaboration with Biogen Idec, which has over $1 billion in global sales annually. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

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